UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549	OMB APPROVAL
	OMB Number:	3235-0058
FORM 12b-25	Expires:	April 30, 2012
Estimated average burden
	hours per response	2.50

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-10176

CUSIP NUMBER
09858M105

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Xcel Brands, Inc.

Full Name of Registrant

Former Name If Applicable

1333 Broadway, 10th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10018

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-K for the three and nine month periods ended September 30, 2023 within the prescribed period because of a delay in completing the audit for this period as a result of management requiring additional time to compile and verify the data required to be included in the report. Registrant expects to file within the extension period.

(Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James F. Haran	(347)	532-5891
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment.

Xcel Brands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2023	By:	/s/ James F. Haran
James F. Haran
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

ATTACHMENT TO PART IV-ITEM (3) OF

FORM 12B-25

Xcel Brands, Inc.

WITH RESPECT TO ITS FORM 10-Q FOR THE

THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023

The Registrant estimates that its results of operations for the three and nine months ended September 30, 2023, as reflected in its consolidated statements of operations to be included in its Form 10-Q for the quarterly period ended September 30, 2023, will reflect the following changes:

For the three months ended September 31, 2023, the Registrant expects to report a decrease in revenues to approximately $2.6 million from approximately $4.5 million for the three months ended September 30, 2022. This decrease in revenue was primarily attributable to the exit from wholesale apparel and fine jewelry sales operations in 2023 as part of a restructuring and transformation of its business, which was substantially completed by June 30, 2023.

For the three months ended September 30, 2023, the Registrant expects to report a net loss attributable to stockholders of approximately $(5.1 million), compared to a net loss attributable to stockholders of approximately $(4.0 million) for the three months ended September 30, 2022. The increase in net loss attributable to the stockholders for the three months ended September 30, 2023, was primarily attributable to no income tax benefit in the current quarter, compared with a $1.5 million income tax benefit in the prior year quarter. Also, for the three months ended September 30, 2023, the Registrant expects to report a net loss per share - basic and diluted - of approximately $(0.26) compared to net loss per share – basic and diluted - of $(0.21) for the three months ended September 30, 2022.

For the nine months ended September 30, 2023, the Registrant expects to report a decrease in revenues to approximately $15.5 million from approximately $21.7 million for the nine months ended September 30, 2022. This decrease in revenue was attributable to the decrease in licensing revenue, primarily attributable to the sale of a majority interest in the Isaac Mizrahi brand in May 2022.

For the nine months ended September 30, 2023, the Registrant expects to report a net loss for the current nine-month period of approximately $14.3 million, or ($0.72) per share, compared with net income of $2.0 million, or $0.10 per diluted share, for the prior year nine months, which included a $20.6 million gain on the sale of a majority interest in the Isaac Mizrahi brand.